Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX TO RESUME TEPEACA PLANT EXPANSION

MONTERREY, MEXICO. DECEMBER 1, 2014.– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today the restart of the Tepeaca cement plant expansion. By 2017 the total production capacity will reach 7.6 million tons per year. Total investment is estimated to be approximately US$650 million.

The additional investment, in order to add 4.4 million tons per year to the current capacity, will be approximately US$200 million, since the company had already invested close to US$450 million by 2008.

“We are encouraged by our industry’s positive outlook in Mexico. With this investment, CEMEX reaffirms its confidence in the country’s future” said Rogelio Zambrano, Chairman of the Board of CEMEX. “We are proud to contribute to our country’s development.”

This investment will allow CEMEX to be fully prepared to better serve our Mexican market in that region. Additionally, the expansion is expected to generate approximately 1,500 jobs during the construction phase and about 100 direct and 240 indirect jobs once operations begin.

“This expansion will allow us to better serve our customers’ needs in a very dynamic region of Mexico” said Fernando A. Gonzalez, CEO of CEMEX. “Tepeaca will become an iconic facility in our industry, using the latest technology, setting standards for quality, efficiency, safety and environmental performance.”

The announcement was made during a ceremony at the facility, located in the Mexican state of Puebla, with the attendance of Ildefonso Guajardo, Secretary of Economy of Mexico; Rafael Moreno, Governor of Puebla; Amelio Flores, Mayor of Cuautinchan; Rogelio Zambrano, Chairman of the Board of CEMEX; Fernando A. Gonzalez, CEO of CEMEX, and Juan Romero, President of CEMEX Mexico.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information, please visit: www.cemex.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX or the project herein described to be materially different from those expressed or implied in this release. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.